Exhibit 21.1

Subsidiaries of Warren Resources, Inc.

Name	Jurisdiction of Formation
Warren E&P, Inc.	New Mexico
Warren Resources of California, Inc.	California
Warren Management Corp.	Delaware
Warren Energy Services, LLC	Delaware
Warren Marcellus LLC	Delaware